                                                      This Prospectus is filed
                                                      Pursuant to Rule 424b3
                                                      Registration No. 333-36472

Prospectus dated May 17, 2000

                                BELMONT BANCORP.

       3,000,000 COMMON SHARES                             $2.00  PER SHARE

Belmont Bancorp.
                                                  $4.0 million of additional capital to meet the
     Belmont Bancorp.                             required ratio. If we fail to achieve a Tier l
     325 Main Street                              leverage ratio of 6%, we will
     Bridgeport, Ohio 43912                       discuss various steps with the regulators, which
                                                  could include the following or other actions:
Trading
                                                  .  We could seek to sell all or a portion of the
        Our shares are listed on the Nasdaq          Bank's assets or deposits or enter into a strategic
     SmallCap Market with the trading                partnership with another financial institution.  If
     symbol BLMT.                                    we reduce our assets, we could limit our ability to
                                                     generate earnings in future periods to the extent
The Offering:                                        we sell our most productive assets.  If the Bank is
                                                     sold or a strategic partner or other person invests
        We are offering to our existing              in or provides financing to us, any shares you
     shareholders, depositors and other              purchase could have a market value less than the
     persons shares of our common stock,             offering price as a result of the terms of any such
     subject to shares remaining available           transaction.
     for purchase upon completion of the
     rights offering.  This offering will         .  At the conclusion of this offering, we could
     remain open for the period from May             seek additional financing through other sources. In
     17, 2000 to June 30, 2000, subject to           this instance, we could sell common stock or
     extension for up to an additional 90            securities convertible into common stock at a price
     days in our sole discretion.                    per share less than the price in this offering, and
                                                     any sales of additional stock would dilute your
        We are selling our common stock on a         interest in Belmont.  We could also sell preferred
     best efforts basis directly and                 stock or debt securities, either of which would
     through a selling agent.                        have rights preferential to those of our common
                                                     stock.
We plan to use the net proceeds from this
offering to increase the Bank's
capitalization in order to meet a minimum
capital requirement specified by our
Federal regulators of Tier l Capital at
least equal to 6% of adjusted total
assets.  At April 30, 2000, the Bank's
unaudited estimated Tier l leverage ratio
was approximately 4.6%.  We need to raise
approximately


                                           Price to Public     Selling Commissions (1)      Proceeds to Belmont (1)
                                         -------------------  --------------------------  ---------------------------
Per Share                                         $     2.00                    $   0.30                   $     1.70
Total (assuming 1,500,000 shares
  are sold in the offering)                       $3,000,000                    $450,000                   $2,550,000
Total (assuming 3,000,000 shares
  are sold in the offering)                       $6,000,000                    $450,000                   $5,550,000

_____________________________
(1) A selling agent has agreed to seek to sell up to 1,500,000 shares on a best efforts basis for the commission specified. Belmont expects to offer the remaining shares directly, also on a best efforts basis.

This investment involves risk. Investors should be able to afford the loss of their investment. See "Risk Factors" beginning on page 5.

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

The shares offered hereby are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other agency or company. The Federal Deposit Insurance Corporation has not passed, and does not pass, upon the merits of these or any other securities nor do they pass upon the accuracy or completeness of any prospectus or other selling literature.

                                 Belmont Bancorp.

                       3,000,000 shares of Common Stock

                               TABLE OF CONTENTS

 Prospectus Summary......................................     3

 Risk Factors............................................     5

 Where You Can Find More Information.....................     8

 Incorporation of Information That We File With the SEC..     9

 Forward-Looking Statements..............................     9

 Use of Proceeds.........................................    10

 Determination of Offering Price.........................    10

 Dilution................................................    10

 Plan of Distribution....................................    11

 Description of Capital Stock............................    12

 Legal Opinion...........................................    15

 Subscription Agreement..................................   A-1


For Pennsylvania Residents: You have accepted an offer to purchase these securities made pursuant to a prospectus which contains a notice explaining your right to withdraw your acceptance pursuant to Section 207(m) of the Pennsylvania Securities Act of 1972 (70 P.S. 1-207(m)), you may elect, within two business days after the first time you have received the notice and a prospectus to withdraw from your purchase agreement and receive a full refund of all monies paid by you. Your withdrawal will be without any further liability to any person. To accomplish this withdrawal, you need only send a letter or telegram to the issuer (or underwriter if one is listed on the front page of the prospectus) indicating your intention to withdraw. Such letter or telegram should be sent and postmarked prior to the end of the aforementioned second business day. If you are sending a letter, it is prudent to send it by certified mail, return receipt requested, to ensure that it is received and also to evidence the time when it was mailed. Should you make the request orally, you should ask for written confirmation that your request has been received.

You should rely only on the information contained in this document or incorporated by reference. We have not authorized anyone to provide you information that is different. This prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such offer or solicitation.

                               PROSPECTUS SUMMARY

     The following summarizes information in other sections of our prospectus. You should read the entire prospectus carefully.

Belmont

     Belmont Bancorp., an Ohio corporation, is a registered bank holding company headquartered in Bridgeport, Ohio. Our principal business is presently to operate the Bank, which is a wholly owned subsidiary and our principal asset. The Bank conducts a general commercial banking business through its 13 banking offices in eastern Ohio and northern West Virginia. A second subsidiary, Belmont Financial Network, Inc., invests in low income housing. Our mailing address is P.O. Box 249, St. Clairsville, Ohio 43950 and our telephone number is
(740) 695-3323.

     As of April 30, 2000, we had unaudited consolidated total assets of approximately $282.2 million, deposits of approximately $227.3 million and shareholders' equity of approximately $15.9 million.

     We provide a wide range of retail banking services to individuals and small to medium-sized businesses. These services include various deposit products, business and personal loans, credit cards, residential mortgage loans, home equity loans, and other consumer oriented financial services including IRA and Keogh accounts, safe deposit and night depository facilities.

The Offering

Securities Offered..................  3,000,000 common shares, $0.25 par value at a subscription price of $2.00 per
                                      share, or $6.0 million in the aggregate.

Shares Outstanding/Authorized.......  We had 8,101,403 shares of common stock issued and outstanding as of May 1, 2000.
                                      If the offering is fully subscribed, we
                                      will have 11,101,403 shares issued and
                                      outstanding. We have 17,800,000 shares
                                      authorized.

The Offering........................  We are offering to our existing shareholders, depositors and other persons shares of our common stock. We will offer shares in the offering for the period from May 17, 2000 to June 30, 2000, subject to extension for up to 90 days in our sole discretion. A minimum subscription of 500 shares is required in this offering.

Use of Proceeds.....................  We will use the net proceeds of the offering to increase the capitalization of the Bank.

Escrow and Acceptance of
  Subscriptions.....................  We will deposit all subscription funds received in a non-interest bearing escrow
                                      account with  Firstar Bank, N.A., as
                                      escrow agent.   The escrow agent will hold
                                      in the escrow account all subscription
                                      funds until we elect to accept or reject subscriptions. We anticipate seeking the release of funds not more often than weekly.

Selling Agent.......................  We will enter into a selling agreement with Beaconsfield Financial Services, Inc.
                                      under which Beaconsfield has agreed on a best efforts basis to sell up to 1,500,000 of the shares.


Recent Sales of Securities

     On April 14, 2000, we completed a rights and companion ancillary offering of our common stock in which we sold 2,039,869 shares at $2.00 per share and received gross offering proceeds of $ 4.1 million. In addition, in order to evidence their confidence in Belmont, in November 1999, 10 of our 12 directors purchased $1.65 million of our stock convertible into common stock. These shares were converted into 825,000 shares of common stock at the conclusion of the prior offering based upon the $2.00 per share offering price for our common in the prior offering. These shares are treated as "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933.

                                  RISK FACTORS

     An investment in the shares involves risks, many of which are beyond our control and represent contingencies that cannot be reliably estimated. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock.

If We Do Not Raise Funds Sufficient to Maintain an Adequate Capital Position, We Will Need to Take Steps Either to Sell the Bank or Seek Alternative Sources of Financing

  The Bank has entered into a consent order with the Office of the Comptroller of the Currency which required, among other things, that the Bank achieve by March 31, 2000, and thereafter maintain, Tier 1 capital at least equal to 6% of adjusted total assets, which is referred to as a 6% Tier 1 leverage ratio. The Bank would not be treated as "well capitalized" even if it achieved and maintained a Tier 1 leverage ratio of 6% unless and until the consent order is terminated or modified to eliminate this capital requirement. Tier 1 capital consists principally of shareholders' equity less goodwill and a portion of deferred tax assets. Belmont has also entered into a written agreement with the Federal Reserve Bank of Cleveland that requires, among other things, that it maintain an adequate capital position for the Bank.

     The Bank took various steps in seeking to satisfy this requirement, including:

     . In October 1999, the Bank sold $38 million in investment securities and used $33 million of the proceeds to repay borrowings from the Federal Home Loan Bank of Cincinnati. Although losses and prepayment penalties associated with the transactions totaled $1.1 million, the capital required to support the Bank's assets based on the terms of the consent order was reduced by approximately $2.0 million.

     . In February 2000, we commenced a rights and companion ancillary offering of $10 million of our common stock. Ultimately, we closed the offering on April 14, 2000 and accepted subscriptions for 2,039,869 shares at $2.00 per share and received gross offering proceeds of $ 4.1 million.

     . In November 1999, 10 of the Bank's 12 directors purchased $1.65 million of our convertible stock. These shares were converted into 825,000 shares of common stock at the conclusion of the prior offering based upon the $2.00 per share offering price for our common in the prior offering.

     However, the Bank did not achieve the required Tier 1 leverage ratio by March 31, 2000. Therefore, we are not currently in compliance with the consent order of the Comptroller of the Currency or the agreement with the Federal Reserve Bank of Cleveland. At April 30, 2000, the Bank's unaudited estimated Tier 1 leverage ratio was 4.6%. Management believes we will need to receive approximately $4.0 million in offering proceeds to achieve a Tier 1 leverage ratio equal to 6%.

     On March 30, 2000, the Bank advised the Comptroller of the Currency that it would not achieve the specified Tier 1 capital level by March 31, 2000 and submitted a revised capital restoration plan that set forth other means to achieve the objectives, including by seeking to raise additional capital through the sale of Belmont's common stock or by selling additional assets or deposits. On April 14, 2000, the Comptroller of the Currency advised the Bank that it would require additional detail and support of the actions proposed and, therefore, could not accept the capital restoration plan as submitted. We have begun to gather the additional information needed to revise the plan and have continued a cooperative and on-going dialogue with the Comptroller of the Currency. If the offering is not successful, we could take the following steps:

     . We could seek to sell all or a portion of the Bank's assets or deposits or enter into a strategic partnership with another financial institution. If we reduce our assets, we could limit our ability to generate earnings in future periods to the extent we sell our most productive assets. If the Bank is sold or a strategic partner or other person invests in or provides financing to us, any shares you purchase could have a market value less than the offering price as a result of the terms of any such transaction.

     . At the conclusion of this offering, we could seek additional financing through other sources. In this instance, we could sell common stock or securities convertible into common stock at a price per share less than the price in this offering, and any sales of additional stock would dilute your interest in Belmont. We could also sell preferred stock or debt securities, either of which would have rights preferential to those of our common stock.

     We cannot, however, offer any assurance to you that we will be able to enter into a strategic partnership, obtain additional financing or sell the Bank or any of its assets on terms favorable to us. If, following this offering, the Bank is sold or a strategic partner or other person invests in or provides financing to us, a single investor could obtain control of the Bank and install a new management team unknown to current shareholders.

     Furthermore, since we are not in current compliance with the requirements of either the Comptroller of the Currency or the Federal Reserve Bank of Cleveland, they could at any time take various actions or mandate that we take specified actions, including the following:

     . They could continue to monitor our operations as they are currently doing and allow us more time to improve our capital position.

     . They could assume a more active supervisory role and require us to implement changes in our business model or management.

     . They could assume complete control of the management of Belmont and the Bank and seek to identify a strategic buyer to purchase our assets or liquidate our assets.

     If the Comptroller of the Currency and Federal Reserve Bank of Cleveland assume complete or significantly greater control of our operations or mandate a sale of all of our assets, it is likely that such actions could have an adverse effect on the value of our shares.

If We Continue to Incur Significant Loan Losses, Our Share Value Will Likely Decline and We Will Need Additional Capital to Meet Capital Requirements

     As discussed in our SEC filings and subsequent news releases, we have recognized significant loan losses and have created significant reserves for loan losses since the fourth quarter of 1998, principally as a result of a large commercial borrower ceasing operations in April 1999 and certain irregularities with regard to consumer loans to customers of that borrower. Belmont has continued to experience losses in 1999 as it has established additional loan loss provisions. As of December 31, 1999, we had loan loss reserves of $9.7 million. Based upon our extensive review of our loan portfolio, with the assistance of outside accountants, we believe that we have appropriately reserved for loan losses. However, we can offer no assurance that we will not incur loan losses in the immediate future in excess of the amounts reserved.
If we continue to incur significant loan losses, it is likely that investor confidence in Belmont will be diminished and that the market price of our shares will decline. In addition, if these loan losses are significant, we will need to raise more capital than presently anticipated in order to meet capital requirements of the Office of the Comptroller of the Currency and the Federal Reserve Bank of Cleveland. See "Risk Factors--If We Do Not Raise Funds Sufficient to Maintain an Adequate Capital Position, We Will Need to Take Steps Either to Sell the Bank or Seek Alternative Sources of Financing."

We have made Significant Loans in Particular Industries, which Heightens our Risk of Loan Losses

     Banks and financial institutions that lend too heavily in a particular industry are exposed to the risk of substantial loan losses if that industry should suffer economic hardship. We have lent heavily in particular industries, principally the amusement industry. The loans and credit facilities we have made available to the amusement industry totaled $11.7 million, or 8% of our total loans, at April 30, 2000. William Wallace, formerly the executive vice president and chief operating officer of the Bank, directed the loans in this industry due to his belief that this industry was under served by the banking industry and that higher yields were available on loans made to borrowers in this industry.

     The table set forth below depicts, as of April 30, 2000, the Bank's lending on an industry-by-industry basis where the loan balance and borrower's available credit exceed 25% of our Tier 1 capital. Our Tier 1 capital consists principally of shareholders' equity less goodwill and a portion of deferred tax assets. As of April 30, 2000, our Tier 1 capital was $12.9 million. Except for the amusement industry loans, we exceeded this 25% level as a result of the recent reduction of our capital. We are taking steps to further diversify our loan portfolio and otherwise lower these percentages by seeking to raise capital in this offering, but we may not be successful in meeting these objectives. See "Risk Factors--If We Do Not Raise Funds Sufficient to Maintain an Adequate Capital Position, We Will Need to Take Steps Either to Sell the Bank or Seek Alternative Sources of Financing."

                                                                 Loan Balance and           Percent of
                     Industry                                    Available Credit         Tier 1 Capital
Amusement Industry                                                     $11,670,000           90.7%

Commercial Apartments and Rentals                                        6,205,000           48.2%

Commercial Office Buildings and Rentals                                  5,412,000           42.1%

Services - Hotel/Motel                                                   4,452,000           34.6%

Commercial Construction Contracting                                      3,785,000           29.4%

General Building Contracting                                             3,575,000           27.8%

Miscellaneous Fabricated Metal Products                                  3,502,000           27.2%

We Face Intense Competition in Our Market Area Which May Reduce Our Customer
Base

     Bank holding companies and their subsidiary banks are subject to vigorous and intense competition from other banking institutions and from various financial institutions and other "nonbank" or non-regulated companies or firms that engage in similar activities. We compete for deposits with other commercial banks, savings banks, savings and loan associations, insurance companies and credit unions, as well as issuers of commercial paper and other securities, including shares in mutual funds. In making loans, we compete with other commercial banks, savings banks, savings and loan associations, consumer finance companies, credit unions, insurance companies, leasing companies and other nonbank lenders. Because of our current need to increase our capital we may be unable to compete for some loans that we would normally like to make.

     We compete not only with financial institutions in Eastern Ohio and Northern West Virginia but also with a number of large out-of-state and foreign banks, bank holding companies and other financial and nonbank institutions. Some of these institutions are engaged in national and international operations and have more assets and personnel than we do. In addition, some of our competitors are not subject to the extensive bank regulatory structure and restrictive policies that apply to us.

     The principal factors in successfully competing for deposits are convenient office locations, flexible hours, competitive interest rates and services, while those relating to loans are competitive interest rates, the range of lending services offered and lending fees. We believe that the local character of our business and our community bank management philosophy enables us to compete successfully in our market area. We anticipate, however, that competition will continue to increase in the years ahead.

Additional Sales of Capital Stock in the Future Could Dilute Our Stockholders' Ownership Interests

     Our shares of capital stock eligible for future sale could have a dilutive effect on the market for our common stock and could adversely affect the market
price.   Our charter authorizes the issuance of up to 17,800,000 shares of common stock and 90,000 shares of preferred stock. As of April 30, 2000, we had 8,101,403 shares of common stock and no shares of preferred stock outstanding. Assuming all 3,000,000 shares offered in this offering are sold, 6,698,597 shares of common stock will be available for future issuance. In order to improve our capital position we may have to attract new investors in the future by the sale of stock at a lower price than the current offering price.

Our Charter Contains Anti-takeover Provisions Which Could Discourage Acquisitions and Adversely Affect the Price of Our Stock

     Our Articles of Incorporation contain provisions which may have the effect of discouraging or impeding a tender offer, proxy contest or similar transactions involving control of Belmont, including transactions in which our stockholders might otherwise receive a premium for their shares above then-current market prices or other transactions they may deem to be in their best interest.

Ohio Statutory Law Contains Provisions which Could Discourage Acquisitions and Adversely Affect the Price of our Stock

     Certain provisions of the Ohio Revised Code which are applicable to us may have the effect of discouraging or impeding a tender offer, proxy contest or similar transactions involving control of Belmont, including transactions in which our stockholders might otherwise receive a premium for their shares above then-current market prices or other transactions they may deem to be in their best interest. These provisions include permitting a company's board to consider the interests of employees, suppliers, creditors and customers, general community and societal factors and the long-term and short-term interests of the company and its shareholders in deciding whether to accept or reject an offer to purchase the company. Consequently, if we were to receive an offer to purchase Belmont, our board could base its decision on whether to accept or reject the offer based on factors other than maximizing shareholder value.


                      WHERE YOU CAN FIND MORE INFORMATION

     Belmont Bancorp. files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Belmont Bancorp., that file documents with the SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "BLMT." Our reports, proxy and information statements may also be reviewed at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information contained in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the securities being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the SEC at the addresses mentioned above.


             INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" information we have filed with the SEC. This means:

     .  incorporated documents are considered part of this prospectus;

     . we can disclose important information to you by referring you to those documents.

     The SEC allows us to "incorporate by reference" information we have filed with the SEC. We are incorporating by reference (1) our annual report on Form 10-K for the year ended December 31, 1999 filed with the SEC on April 14, 2000 under SEC file number 0-12724, and (2) our quarterly report on Form 10-Q for the quarter ended March 31, 2000 filed with the SEC on May 15, 2000 under SEC file number 0-12724. Copies of these annual and quarterly reports are being delivered to you with this prospectus.

     You may request a copy of any exhibits which are specifically incorporated by reference in this filing, at no cost, by contacting us orally or in writing at the following address:

                                 Jane R. Marsh
                              Corporate Secretary
                                Belmont Bancorp.
                        154 W. Main Street, P.O. Box 249
                           St. Clairsville, OH 43950
                                 (740) 695-3323

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents because our financial condition and results may have changed since that date.


                          FORWARD-LOOKING STATEMENTS

     We have made statements in this prospectus and in the documents incorporated herein that are forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "intend," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things, (1) our expectations; (2) projections of our future results of operations or of our financial condition; or (3) other "forward looking" information.

     We believe it is important to communicate our expectations to our investors. However, events may occur that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, including:

     . our inability to raise or maintain adequate levels of capital, as required by the Office of the Comptroller of the Currency and the Federal Reserve Bank of Cleveland.

     . our need to further reduce our total assets through the sale of assets and the repayment of funding sources, which could impair our ability to generate earnings in future periods.

     . our need to recognize loan losses or create additional loan loss reserves due to additional problem loans.

     . unforeseen adverse conditions in our borrowers' businesses or financial condition.

     . changes in general economic and business conditions and in the banking industry in particular.

     .  changes in banking regulations.

     .  other factors discussed under "Risk Factors."


                                USE OF PROCEEDS

     We intend to use the net proceeds of the offering to increase the Bank's capitalization. If we sell all 3,000,000 shares offered, our estimated net proceeds will be $5,375,000 after deducting the selling commissions payable to Beaconsfield on 1,500,000 shares and our estimated offering expenses. If we sell only 1,500,000 of the shares offered, our estimated net proceeds will be $2,375,000 after deducting the selling commissions payable to Beaconsfield on 1,500,000 shares and our estimated offering expenses. Since the offering is being conducted on a best efforts basis, we do not know how many shares will be sold by Beaconsfield or by us directly. Although not presently anticipated, we may enter into agreements with Beaconsfield to sell more than 1,500,000 shares or with other selling agents to sell additional shares. In either case, we may pay commissions at rates permitted by the National Association of Securities Dealers, Inc., which would reduce the net proceeds of the offering available for our use.


                        DETERMINATION OF OFFERING PRICE

     We considered several factors in setting the per share offering price of the shares. Our shares are traded on the Nasdaq SmallCap market. In determining the per share offering price, we took into account the $2.00 per share price of our shares in our recent rights and ancillary offerings, which were closed on April 14, 2000, and the prices at which recent trades have taken place in our shares. We also took into account our need to raise capital in order to satisfy the requirements of the Office of the Comptroller of the Currency and the Federal Reserve Bank of Cleveland. Additionally, we considered our perception as to the current demand for our stock and the stock price relative to our current book value. The closing price of our shares on May 15, 2000 was $2.00 per share.


                                   DILUTION

    We estimate that our book value to be $1.96 per share of common stock at April 30, 2000. We are offering our shares at a price of $2.00 per share, which is above our estimated book value. Consequently, purchaser of shares in the offering will pay a premium of $0.04 per share or 2.0% over book value.

                             PLAN OF DISTRIBUTION

The Offering

     We are offering to our existing shareholders, depositors and other persons shares of our common stock. We will allow all existing shareholders to participate in the offering except for shareholders who reside in states in which we cannot register the shares for sale or obtain an exemption from registration without unreasonable burden or expense. Generally, it is our intention to accept subscriptions for shares in the offering in the order received. Each subscriber must purchase a minimum of 500 shares in the offering.

Dates of Offering

  The offering will begin on May 17, 2000 and continue until June 30, 2000, subject to our right to extend the offering for up to 90 additional days.

Best Efforts Offering

     We will offer the shares on a best efforts basis. We intend to offer and sell shares directly and through Beaconsfield Financial Services, Inc., as our selling agent. See "--Selling Agent," below. In the case of sales made directly by us, none of our directors, officers or employees who assist us in this process will receive any additional compensation for their efforts. We expect to promote the offering through word of mouth to our shareholders, depositors and others with whom we do business or have relationships. Although we have no present plans to do so, we may also enter into agreements with selling agents to offer and sell our shares. If we do engage selling agents, we expect to pay selling commissions to them at prevailing rates.

Selling Agent

  We will enter into a selling agreement with Beaconsfield Financial Services, Inc., a registered broker-dealer, to serve as our selling agent. Beaconsfield will seek to sell, on a best efforts basis, up to 1,500,000 of our shares in the offering. We have agreed to pay Beaconsfield a selling commission equal to 15% of the shares sold through its efforts. We have also agreed to indemnify it against certain liabilities under the Securities Act of 1933.

  Although not presently anticipated, we may enter into agreements with Beaconsfield to sell more than 1,500,000 shares or with other selling agents to sell additional shares. In either case, we may pay commissions at rates permitted by the National Association of Securities Dealers, Inc.

Delivery of Share Certificates

     As soon as practicable following our acceptance of your subscription, we will mail you a certificate evidencing the shares you have purchased.

How to Subscribe

  You may subscribe to purchase shares by completing and signing the subscription agreement which accompanies this prospectus and mailing or delivering it to the escrow agent or, if you have subscribed for shares through the selling agent, as the selling agent directs, together with payment in full for all shares subscribed for. To be accepted, your subscription must be forwarded to the escrow agent or the selling agent before the expiration of the offering. You must pay the full subscription price when you return the subscription agreement. In the event that payment is less than that required to purchase the number of shares subscribed for, we will issue only the number of shares for which payment is received.

     If you purchase shares through the selling agent, you should make your check payable and return your subscription agreement to the selling agent, if the selling agent so directs. Unless otherwise directed by the selling agent, subscription agreements should be mailed, and checks made payable, to:

                       Firstar Bank, N.A., escrow agent
                               425 Walnut Street
                                 ML CN-WN-06CT
                             Cincinnati, Ohio 45202
                            Attention: Brian George

     If you have any questions about this offering, please call (740) 699-4699 and leave a detailed message. Our representative will return your call within one business day.


Escrow of Funds and Acceptance of Subscriptions

     All subscription funds received in the offering will be deposited in a non-interest bearing escrow account with Firstar Bank, N.A., as escrow agent. These funds will be held in the escrow account until released to us upon our acceptance of subscriptions, which is expected to occur not more often than weekly. We may elect to accept or reject any or all of the subscriptions in the offering for any reason. If we decline to accept any subscriptions, the escrow agent will promptly return the escrowed funds directly to the subscribers.


                          DESCRIPTION OF CAPITAL STOCK

General

     We are authorized to issue 17,800,000 shares of common stock and 90,000 shares of preferred stock. As of April 30, 2000, we had 8,101,403 shares of common stock and no shares of preferred stock outstanding.

Common Stock

     Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend or liquidation preferences that may be attributable to any preferred stock outstanding from time to time.

Preferred Stock

     Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 90,000 shares of preferred stock. We have no plans to issue any other series of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, control.

Classification of Board of Directors

     Our board of directors has been classified by dividing the directors into three classes. One class of directors is elected each year for a term of three years, so that the term of office of one class of directors expires each year.

Cumulative Voting

     Our shareholders have cumulative voting rights pursuant to Ohio law. We may, as permitted by Section 1701.69 of the Ohio Revised Code, propose to shareholders that our charter be amended to delete the right to vote cumulatively in the election of directors. If we propose such an amendment to shareholders, all shareholders would be entitled to notice of the proposed amendment as provided by law and such an amendment would be subject to other requirements as to the number of shares which could be voted against the proposed amendment. The adoption of such amendment would require the affirmative vote of the holders of a majority of the stock entitled to vote in the election of directors.

     A shareholder voting cumulatively may cast the number of shares he owns times the number of directors to be elected in favor of one nominee or allocate such votes among the nominees as he determines.

Transfer Agent and Registrar

     The transfer agent and registrar for our shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Liquidation Rights

     In the event of liquidation, holders of our capital stock are entitled to certain rights as to assets distributable to shareholders on a pro rata basis, after satisfaction of our debts.

No Preemptive Rights

     Holders of our capital stock have no preemptive right to subscribe for or to purchase any additional securities which may be issued by us. Preemptive rights permit a shareholder to subscribe to a sufficient number of shares so as to maintain their relative pro rata ownership upon the issuance of additional shares by a corporation, except in certain circumstances.

Dissenters' Rights

     Our shareholders have dissenters' rights in connection with certain mergers and consolidations pursuant to Ohio law.

Right of Redemption

     We are specifically empowered by our charter to buy our shares of outstanding capital stock from our shareholders.

Dividend Rights

     Dividends may be paid on our capital stock as declared by our board of directors out of funds legally available therefor. Dividends may not exceed our surplus, as defined by the Ohio Business Corporation Act, and may not be declared if we are insolvent or would thereby be made insolvent. The consent order entered into with the Office of the Comptroller of the Currency currently prohibits our payment of dividends.

Assessability

     When issued, our capital stock is fully paid and nonassessable.

Antitakeover Provisions

Some Important Charter Provisions

     1. Our charter provides for a classified board of directors as described above.

     2. Our charter requires the approval of the holders at least 75% of our voting stock to approve the merger or consolidation with or the sale of the assets or business to, any other corporation unless the transaction receives the prior approval of 60% of our board of directors.

     3. Our charter provides that if an acquiring person becomes the owner of more than 50% of our voting stock as a result of a tender offer, we shall be obligated to offer to purchase the remaining shareholders' shares at the highest price paid by the acquiring person.

     These provisions may have the effect of deterring hostile takeovers or delaying changes in our management. The availability of the authorized and unissued shares of Belmont to be issued into friendly hands with the purpose of diluting a potential acquiror's ownership of Belmont may also be determined to have an antitakeover effect. Our charter and code of regulations currently contain no other provisions that were intended to be or could fairly be considered as antitakeover in nature or effect. Our board of directors has no present intention to amend the charter to add any antitakeover provision.

Some Important Ohio Statutory Provisions

     We are subject to certain provisions of Ohio law that may discourage or render more difficult an unsolicited takeover:

     Chapter 1704 of the Ohio Revised Code prohibits certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation involving, or for the benefit of, certain beneficial holders of stock representing 10% or more of the voting power of the corporation (a "10% shareholder"), unless:

     . the transaction is approved by the directors prior to the time that the 10% shareholder became a 10% shareholder (a "shareholder acquisition date");

     . the acquisition of 10% of the voting power is approved by the directors prior to the shareholder acquisition date; or

     . the transaction involves a 10% shareholder that has been such for at least three years and the transaction is either approved by holders of two-thirds of the voting power of the corporation and the holders of a majority of the voting power not owned by 10% shareholders, or certain minimum price and form of consideration requirements are met.

     The Control Share Act provides that the acquisition of shares entitling the holder to exercise voting power in certain ranges (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of:

     .  the holders of at least a majority of the total voting power; and

     . the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the corporation elected or appointed by the directors, and directors of the corporation who are also employees and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition. The Control Share Act does not specify a remedy for violation of the Act. However, in at least one situation, a court has set aside an acquisition made in violation of the Control Share Act.

     The Profit Disgorgement Act provides Ohio corporations, or in certain circumstances the shareholders of an Ohio corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

     A provision of the Ohio General Corporation Law provides that in addition to the interests of the shareholders, our directors may consider:

     1. the interests of the corporation's employees, suppliers, creditors and customers;

     2.  the economy of the state and nation;

     3.  community and societal considerations; and

     4. the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Reports

     Our common stock is registered under Section 12(g) of the Securities and Exchange Act of 1934, and we file periodic reports with the SEC as required by the Act. After the offering, we will continue to file periodic reports with the SEC.


                                 LEGAL OPINION

     The validity of the shares offered hereby will be passed upon for us by Doepken Keevican & Weiss Professional Corporation, Pittsburgh, Pennsylvania.

                                                                         Annex A


                             SUBSCRIPTION AGREEMENT

Firstar Bank, N.A.
425 Walnut Street
ML CN-WN-06CT
Cincinnati, Ohio 45202
Attention: Brian George

Ladies and Gentlemen:

     The undersigned hereby subscribes for and agrees to purchase the number of shares of common stock, par value $0.25 (the "Shares"), of Belmont Bancorp., an Ohio corporation ("Belmont"), indicated below. The undersigned has executed and delivered this Subscription Agreement in connection with Belmont's offering of Shares described in the Prospectus dated May 17, 2000, as may be supplemented from time to time ("Supplements"), which Prospectus and Supplements, if any, accompany this Subscription Agreement.

     The undersigned agrees to purchase the Shares subscribed for herein for the purchase price of $2.00 per share and has delivered to our escrow agent, Firstar Bank, N.A., with this Subscription Agreement a check made payable to "Firstar Bank, N.A., escrow agent" or, if the undersigned has subscribed for shares through any authorized selling agent, a check made payable as the selling agent directs.

     The undersigned acknowledges receipt of a copy of (1) our Prospectus, as supplemented by the Supplements, and (2) our Annual Report on Form 10-K for the year ended December 31, 1999, and (3) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

     The undersigned acknowledges that we may accept or decline the undersigned's subscription for any reason whatsoever. Generally, it is our intention to accept subscriptions for shares in the Offering on a weekly basis.


                                                     _______________________________________
______________ Shares ($_______________)             Please print name(s) of subscriber(s)
subscribed for (minimum of 500 Shares and
 total subscription price at $2.00 per               _______________________________________
 Share)                                              Signature of subscriber

                                                     _______________________________________
______________________________________               Signature of co-subscriber
How Shares are to be held if this is a co-
 investment, e.g., as joint tenants (with            _______________________________________
 right of survivorship) or
 tenants-in-common                                   ______________________________________
                                                     Address

                                                     ______________________________________
_______________________________________              Date
 Social Security or Tax I.D. number(s)



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